SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-39255

International General Insurance Holdings Ltd.

(Translation of Registrant’s name into English)

74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ☐

INCORPORATION BY REFERENCE

This report on Form 6-K, including Exhibits 99.1 and 99.2 attached hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-254986) and Form S-8 (File No. 333-238918) of International General Insurance Holdings Ltd. (including the prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT

Exhibit Number	Exhibit Description
99.1	Interim Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2022 (unaudited).
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

Date: August 18, 2022	By:	/s/ Pervez Rizvi
		Name:	Pervez Rizvi
		Title:	Chief Financial Officer

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